CONSENT OF INDEPENDENT AUDITOR

We consent to the use, in this Offering Circular on Form 1-A, of our independent auditor’s report dated April 19, 2024, with respect to the audited balance sheets of Apis Cor Inc. of December 31, 2023 and 2022, and the related statements of operations, stockholders’ capital (deficit), cash flows and related notes to the financial statements for the years then ended.

Very truly yours,

Assuarance Dimensions

/s/ Assurance Dimensions

Tampa, Florida

April 25, 2024